DIRECT DIAL: 212.451.2250
EMAIL: AFREEDMAN@OLSHANLAW.COM
May 28, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CopyTele, Inc.
Preliminary Consent Statement on Schedule 14A
Filed by The Committee to Enhance CopyTele

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact the undersigned at (212) 451-2250 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Andrew M. Freedman

Andrew M. Freedman